EXHIBIT 99.1

Brookfield Closes US$20 Billion Global Infrastructure Fund

BROOKFIELD NEWS, Feb. 07, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A) announced today the closing of its latest flagship global infrastructure fund, Brookfield Infrastructure Fund IV (“BIF IV” or the “Fund”), with total equity commitments of $20 billion.

Based on strong investor demand, BIF IV attracted total capital commitments exceeding the original $17 billion fundraising target. BIF IV’s predecessor fund closed in 2016 with $14 billion of total capital commitments.

Over the last 24 months, Brookfield has raised more than $50 billion across its flagship private fund strategies, including the close of its flagship real estate fund, Brookfield Strategic Real Estate Partners III, at $15 billion, and its flagship private equity fund, Brookfield Capital Partners V, at $9 billion, and co-investment capital across each fund. All three flagship funds surpassed their fundraising targets.

Investors in BIF IV are a diverse group of 170 institutional investors from across the globe, including public and private pension plans, sovereign wealth funds, insurance companies, financial institutions, endowments and foundations, family offices, and private wealth investors. Approximately 75% of the third-party capital came from existing Brookfield investors, highlighting Brookfield’s focus on building long-term relationships with its limited partners.

Brookfield committed $5 billion to the Fund, underscoring its strong alignment of interests with its investors. Brookfield’s commitment will be funded through Brookfield Infrastructure Partners L.P. (NYSE: BIP, TSX: BIP.UN) and Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP).

Sam Pollock, Head of Brookfield’s Infrastructure Group, said: “The strong level of support we have received from investors reflects the growing global demand for infrastructure investments and their attractive characteristics. We have already deployed a meaningful amount of the Fund into a number of high-quality investments and are pleased with the opportunities we continue to see across our target markets and sectors.”

To date, the Fund has invested or committed approximately $8 billion, or 40% of its capital, to a diversified set of attractive infrastructure businesses, including the largest short-haul rail operator in North America, natural gas pipelines in North America, data infrastructure businesses in South America, New Zealand, India and the U.K., and a global portfolio of renewable power assets.

Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with over US$540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. For more information, please visit www.brookfield.com.

For more information, please contact:

Media Claire Holland Vice President, Communications & Branding Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: +1 416 359 8647 Email: linda.northwood@brookfield.com